Securities and Exchange Commission
December 23, 2014

December 23, 2014
VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 4, 2014
File No. 1‑13461

Dear Ms. Thompson:
Set forth below are the responses of Group 1 Automotive, Inc. (the “Company”) to additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2014, with respect to the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (the “2014 Second Quarter Form 10-Q”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text.

Form 10‑K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.
We have read your response to comment 1 of our letter dated September 30, 2014. Since the sub-prime lending market accounted for 15-20% of your total financed vehicle transactions, tell us what consideration you gave to highlighting your exposure to the sub-prime market more prominently in your MD&A discussion.

Response: With reference to Item 303 of Regulation S-K, management prepared its Management’s Discussion and Analysis (“MD&A”) for inclusion in the Company’s 2013 Form 10-K to provide investors with an understanding of the Company’s financial condition, changes in its financial condition and results of operations. Specifically with regards to the Company’s results of operations, management evaluated for:

Securities and Exchange Commission
December 23, 2014

•	Any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations;

•	Trends or uncertainties that had or are reasonably expected to have a material favorable or unfavorable impact on revenues or income from continuing operations;

•	Increases in prices or volume or amounts of goods or services being sold;

•	The introduction of new products or services; and

•	The impact of inflation and changing prices on revenues and income from continuing operations.

In such evaluation, management did not identify any events, transactions or circumstances relative to the Company’s exposure to the sub-prime lending market that would have been necessary to discuss for investors to understand the Company’s financial condition, changes in its financial condition and results of operations for the year ended December 31, 2013 as compared to 2012 nor for the year ended December 31, 2012 as compared to 2011. Management further evaluated the Company’s exposure to the sub-prime market for known uncertainties that would cause reported financial information not to be necessarily indicative of future operating results. In previous years, including the economic downturn of 2008 and 2009, we did not identify a significant decline in penetration rates of our finance and insurance products as a result of our exposure to the sub-prime market. Therefore, management did not identify any known uncertainties that would have a material impact on its future operations. Likewise, management did not identify any known uncertainties that have had a significant impact in the past and are not expected to have a similar impact upon future operating results.

We acknowledge the Staff’s comment and confirm that, in the preparation of MD&A for all relevant future filings with the Commission, management will continue to evaluate the Company’s exposure to the sub-prime lending market and will provide more prominent discussion, if determined to be appropriate under the Regulation S-K guidance.

Liquidity and Capital Resources, page 64

2.
We have read your response to comment 3 of our letter dated September 30, 2014. Please revise your future disclosures to prominently provide historical information regarding cash flows from your Consolidated Statements of Cash Flows on a GAAP basis, to expand on the substantive reasons why you believe presentation of the non-GAAP measures provide useful information to investors, and to provide a quantitative reconciliation of the GAAP and non-GAAP measures. In this regard, your response letter provides several reasons why this classification is useful to investors.

Securities and Exchange Commission
December 23, 2014

Response: We acknowledge the Staff’s comment to revise future disclosures in order to prominently provide historical information regarding cash flows from our Consolidated Statements of Cash Flows on a GAAP basis. We refer the Staff to our most recent response letter dated October 14, 2014 in which we confirmed that prominent presentation of comparative cash flow information on a GAAP basis was included in MD&A of the Company’s 2014 Second Quarter Form 10-Q and that the Company would continue to provide this enhanced disclosure in its relevant future filings with the Commission.

Further, we acknowledge the Staff’s comment to expand on the substantive reasons why we believe the presentation of the non-GAAP measures provides useful information to investors. In the Company’s 2013 Form 10-K, as well as its 2014 Second Quarter Form 10-Q, we note for the Staff that we have provided the following description of our rationale for including the non-GAAP measures:

These adjusted financial measures are relevant and useful to investors because they improve the transparency of our disclosure, provide a meaningful presentation of results from our core business operations and improve period-to-period comparability of our results from our core business operations. Our management uses these measures in conjunction with U.S. GAAP financial measures to assess our business, including in communications with our Board of Directors, investors and analysts concerning financial performance.

We confirm that, in future relevant filings with the Commission, we will continue to provide this disclosure. In addition, we confirm that, in future relevant filings with the Commission, we will expand our disclosure of the reasons why we believe the presentation of the non-GAAP measures provides useful information to investors by including disclosure similar to the following:

The incurrence of floorplan notes payable represents an activity necessary to acquire vehicle inventory for resale and the vehicle inventory acquired through this short-term financing is critical in the production of the Company’s operating cash flows. Therefore, our management believes that the adjustment to reflect all related cash flows attributable to the underlying floorplan notes payable as operating activities is helpful to investors. Further, management believes that the classification of all floorplan activity as an operating cash flow activity results in the matching of cash flows with the corresponding operating cash flows related to vehicle inventory and, as a result, eliminates excess operating cash flow volatility associated with the purchase and sale of inventory that otherwise is reflected in the presentation in accordance with GAAP.

In addition, because the majority of our dealership acquisitions and dispositions are negotiated as asset purchases, we do not assume transfer of liabilities for floorplan financing in the execution of the transactions. Therefore, borrowings

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December 23, 2014

and repayments of all floorplan financing associated with dealership acquisitions and dispositions are characterized as either operating or financing activities in our statement of cash flows presented in conformity with GAAP, depending on the relationship described above. However, the floorplan financing activity is so closely related to the inventory acquisition process that we believe the presentation of all acquisition and disposition related floorplan financing activities should be classified as investing activity to correspond with the associated inventory activity, and we have made such adjustments in our adjusted cash flow presentations.

We also acknowledge the Staff’s comment to provide a quantitative reconciliation of the GAAP and non-GAAP measures of cash flows included in our future filings. We refer the Staff to the MD&A of our 2013 Form 10-K, as well as the MD&A of our 2014 Second Quarter Form 10-Q, in which the Company included such reconciliation in the Non-GAAP Financial Measures section. We confirm that, in relevant future filings with the Commission, we will continue to provide reconciliations similar to those.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES, page F-8

20. SEGMENT INFORMATION, page F-39

3.
We have read your response to comment 8 of our letter dated September 30, 2014. Please further explain why you believe it is appropriate to aggregate the dealerships within your regions into single reporting units. In this regard, please address the following items:

•
Tell us why you believe the nature of the products and services and the type of class of customer at these dealerships is similar. Tell us what consideration you have given to the diversity of your offerings such as domestic, imported and premium brands in this assessment.

•	Provide us with the percentage of dealerships where the average gross margin is within 5% of the respective regional average.

•
Provide us with a specific and comprehensive discussion of the substantive reasons why the gross margin of certain dealerships differs from the related regional average gross margin. Please provide a separate analysis of dealerships that differ from the regional average gross margin by 5% and those dealerships that differ from the regional gross margin by 10%.

Response: Based primarily upon a qualitative assessment applying the guidance of ASC 350-20-55-6 and -7, the Company’s components (i.e., dealerships) have been aggregated into four reporting units representing the Company’s four regions (the West Region of the U.S., the East Region of the U.S., the U.K. Region and the Brazil Region) because, in our judgment, the dealerships within each region exhibit similar economic characteristics. Recovery of the Company’s capitalized goodwill is expected over time through the

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December 23, 2014

integration of operations of each of our dealerships within the respective region, as managed by the Regional Vice President, through a portfolio approach, which by design includes a mix of brands and locations.

In response to the Staff’s specific request for our opinion on the similarity of the products and services at our dealerships, management reiterates its belief that the nature of the products and services is consistent between all of its dealerships, regardless of manufacturer, brand or location. Each of the Company’s dealerships offers new and used vehicles to retail customers and sells used vehicles to wholesale customers, as well as arranges the related financing of the vehicle purchase, the sale of service contracts and other associated insurance products. In addition, each of the Company’s dealerships sells vehicle parts to both retail and wholesale customers, as well as provides vehicle maintenance and repair services. These product and services offerings are consistent regardless of the manufacturer, brand or location of the particular dealership.

In response to the Staff’s request for our opinion on the similarity of the type of class of customers, we reaffirm that our customers are similar across all of our dealerships within our four regions. We do not believe there is an identifiable distinction between customers of the Company’s dealerships, neither by brand or location within its four regions. Because of the diversity in product offerings within each of our dealerships, there can be no common linkage of customers to particular brands or locations. A significant percent of our customers could be customers of a vast number of our dealerships, regardless of brand offering or location. To illustrate, we offer the following:

•
Many of our customers own more than one vehicle. Routinely, one of the vehicles is purchased from one of our Lexus, BMW or Mercedes-Benz dealerships and the other is purchased from one of our Ford, Toyota or General Motors dealerships.

•
Most brands offer a wide range of price points for their new vehicles, many of which overlap across brands. Our Ford dealerships may offer vehicles to retail new vehicle customers with manufacturer suggested retail prices (“MSRP”) of $14,000 up to $78,000, while our Lexus dealerships may offer vehicles to retail new vehicle customers with MSRPs of $34,000 up to $134,000.

•
Because of the further variety in vehicle offerings of our dealerships when considering used vehicles, significantly more overlap exists in price points between the vehicle offerings of our various brands of dealerships.

•
While some of our customers make new and used vehicle buying decisions based upon the total cost of the vehicle and pay the entire vehicle purchase price at one time, most of our customers borrow money to finance the purchase of their vehicle and many of those make such buying decisions based upon the monthly payment required, not the total cost of the vehicle. Our ability to coordinate financing for customers allows for a wider range of vehicle purchases than would

Securities and Exchange Commission
December 23, 2014

otherwise be available to customers required to make payment for the entire cost of the vehicle at the time of purchase.

•
The multiplicity of product and service offerings at our dealerships, which includes vehicle parts, maintenance services and repair services, further contributes to a general commonality of customers and a lack of identifiable distinction between brands or locations. Our dealership customers may purchase vehicle maintenance services or may choose to purchase parts in order to independently perform such maintenance services.

•
Particularly given the continually expanding use of the Internet, a customer is not restricted to shop for a vehicle within an area relatively close to their residence. The Company currently markets all new and used vehicle inventories in the U.S. from its parent company website (www.group1auto.com) and further markets all used vehicle inventory in the U.S. from each of its individual U.S. dealership websites. Customers of the Company’s dealerships are routinely not a resident of the city or general area in which the dealership is located.

•
Given the transient nature of most major metropolitan cities, the customers of one of the Company’s dealerships in a particular city are routinely customers of another of the Company’s dealerships in a different city over the course of a number of years and purchases.

With regards to the Staff’s request for insight into management’s consideration of the Company’s domestic, imported and premium offerings when evaluating the appropriateness of aggregating dealerships into four reporting units corresponding to our four regions, we note that the Company’s dealerships are not managed at this level of grouping. The Company’s chief operating decision maker does not assess operational performance at such a level nor does the Company divide its management teams into domestic, imported and premium brands.

From a quantitative standpoint, we do not believe that a bright line test exists when determining economic similarities for purposes of aggregating our components into reporting units. As noted above, we evaluated a number of qualitative factors that we considered to be more determinative in our evaluation of economic similarities. However, in response to the Staff’s request, we offer the following quantitative analysis. We note that the analysis is on a relative basis to the average gross margin. An absolute value analysis would reflect significantly higher percentages of dealerships within the requested range than those presented for each of our regions. On this relative basis, we note that for the three years ended December 31, 2013, the average gross margin for the dealerships within the West Region of the U.S. was 15% and approximately 30% of the dealerships within the West Region had an average gross margin over that period within 5% of the regional average. The average gross margin for the dealerships within the East Region of the U.S. was 15% and approximately 37% of the dealerships within the East Region had an average gross margin within 5% of the regional average for the three yea

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December 23, 2014

rs ended December 31, 2013. As a result of the economic analysis of average gross margins provided to the Staff in our previous response, we did not identify any trends of distinctions around the average that would imply some level of economic similarity by brand or location. Similar dispersion of gross margin exists when evaluating the Company’s U.S. dealerships by common brand or common location. For example, we noted Mercedes-Benz dealerships in the U.S. with an average gross margin over the three year period ranging from a high of 17% to a low of 12%. And, for our Ford dealerships in the U.S., we calculated an average gross margin ranging from a high of 17% to a low of 13%. We also noted that both the highest (18%) and the lowest (11%) average gross margin in the U.S. over the three year period were different Toyota dealerships. For the dealerships within U.K. region, the average gross margin for the three years ended December 31, 2013 was 12% and approximately 47% of the dealerships had an average gross margin over that period within 5% of the regional average. For the dealerships within the Brazil region, the average gross margin for the three years ended December 31, 2013 was 11% and approximately 9% of the dealerships had an average gross margin over that period within 5% of the regional average.

Disparity exists in the average gross margin of individual dealerships for a number of reasons, including:

•	Operational effectiveness of dealership and department-level management;

•	Employee turnover/tenure;

•	Individual dealership’s reputation;

•	State of the economy in the area, state and/or country of the particular dealership;

•
Mix of business between our various products and services (i.e., new vehicle retail sales, used vehicle retail sales, used vehicle wholesale sales, parts retail sales, parts wholesale sales, maintenance and repair services and finance and insurance sales), each of which generally realizes distinctly different gross margins;

•	Surrounding competition, including dealerships of both the same and disparate brands of new vehicles, used vehicle retail locations, vehicle service and collision centers and parts retail operations;

•	Brand reputation, as well as national and/or local brand performance;

•	Manufacturer’s current promotion(s) and customer offerings;

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December 23, 2014

•	Maturity of the new vehicle brand and the number of units in operation, both nationally and locally;

•	Mix of parts and service business between customer-pay and warranty services;

•	Magnitude and type of manufacturer recalls;

•	Physical location of the dealership that may promote or hinder customer traffic, visibility, etc.;

•	Real estate available for storage and display of used vehicles; and

•	Physical dealership facilities that may advance or constrain operations, such as vehicle maintenance and repair service throughput.

We believe that the nature and risks associated with each of these factors listed above exists for each of our dealerships within our regions. Each of these factors plays a role, to varying degrees depending upon the circumstances existent for the given periods in comparison, in the disparity that exists in the average gross margin of the Company’s dealerships, including those that differ by 10%, as well as 5%, from the regional average.

Further, we believe that there are quantitative factors, other than gross margin, that demonstrate economic similarities of our dealerships. For example, our new vehicle unit sales forecast for each of the dealerships in our regions is based on a general assumption of industry sales growth (or decline, as applicable). This sales forecast does not differentiate between brands or other general groupings of dealerships.

ASC 350-20-55-6 indicates that:

Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.

For all of the reasons noted above, we believe that, when applying this guidance, the Company’s components meet all of the necessary criteria to be aggregated and that this aggregation is appropriate and necessary to properly reflect the intended manner in which goodwill will be recovered.

Securities and Exchange Commission
December 23, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, page 8

9. LONG-TERM DEBT, page 18

4.
We have read your response to comment 9 of our letter dated September 30, 2014. We noted that the induced conversion guidance of ASC 470-20-40-26 applies to entities that “amend the terms of an instrument.” Accordingly, please confirm that your tender offer involved amending the terms of your debt. If the tender offer did not involve such an amendment, please tell us why the guidance in ASC 470-20-40-26 should be applied to your inducement transaction.

Response: ASC 470-20-40-26 states in part that “an entity may amend the terms of an instrument within the scope of the Cash Conversion Subsections to induce early conversion, for example, by offering a more favorable conversion ratio or paying other additional consideration in the event of conversion before a specified date.”

During the second quarter of 2014, holders of the 3.00% Convertible Senior Notes due in 2020 (the “Notes”) had the option to: (1) convert their Notes under the original terms of the Notes, as a result of the stock price conversion trigger; (2) have their Notes converted and repurchased under the terms of the Company’s tender offer; or (3) continue to hold their Notes. The Company’s tender offer included inducements consisting of more favorable conversion terms than those available under the original terms of the Notes, and therefore amended the terms of the Notes for those holders electing to convert and redeem, based on the conversion formula included in the tender offer. The revised settlement terms included a cash offer for a limited time at a more favorable ratio that was designed to induce conversion before the maturity date of the Notes in 2020. As a result, our tender offer was a cash offer that included an inducement premium and we believe met the criteria under ASC 470-20-40-26 as an induced conversion and an amendment to the original terms of the Notes.

*	* *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 23, 2014

If you have any additional questions or comments, please contact the undersigned at (713) 647-5700 or by email at dburman@group1auto.com.

[Signature on next page]

Securities and Exchange Commission
December 23, 2014

Sincerely,

/s/ Darryl M. Burman
Darryl M. Burman
Vice President and General Counsel

Cc:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Lance A. Parker, Vice President and Corporate Controller
Kelly Turner, Jones Day